06/29/23

Away Days Brewing LLC
Profit and Loss Standard
January through May 2023

	Jan - May '23
Ordinary Income/Expense	
Income	
Bar Sales	51,014.63
Discounts & Comps	
Employee Meals & Discou...	-100.70
Guest Recovery	-52.00
Marketing	-205.70
Member Discounts	-0.70
Total Discounts & Comps	-359.10
Events	1,600.00
Food Sales	1,997.96
Membership	4,465.00
Merchandise Sales	7,711.00
Packaged Beer Sales	1,779.40
Wholesale Revenue	90,699.13
Total Income	158,908.02
Cost of Goods Sold	
Bar Purchases	1,559.44
Brewing Purchases	24,891.09
Food Purchases	2,033.44
Marketing Purchases	775.41
Merch Purchases	440.80
Merchant Account Fees	2,495.50
Packaging Supplies	11,224.18
Total COGS	43,419.86
Gross Profit	115,488.16
Expense	
Advertising and Promotion	765.72
Automobile Expenses	2,824.40
Bank Service Charges	54.84
Business Licenses and Permits	1,428.73
Computer and Internet Expe...	652.77
Dues and Subscriptions	2,040.17
Equipment Rental	651.90

DS
PH

Away Days Brewing LLC
Profit and Loss Standard
January through May 2023

	Jan - May '23
Insurance Expense	12,646.16
Meals and Entertainment	585.03
Office Supplies	549.57
Payroll Expenses	
Health Insurance	5,035.46
Administrative	22,689.16
Brewing Labor	23,050.92
Delivery Labor	646.80
Front of House	1,841.83
Payroll Fees	385.65
Payroll Taxes	6,279.12
Total Payroll Expenses	59,928.94
Postage and Delivery	81.90
Professional Fees	937.34
Rent Expense	24,224.00
Repairs and Maintenance	1,843.12
Restaurant Supplies	124.10
Sponsorship	300.00
Taxes	
Alcohol & Tobacco Tax	1,120.11
Privilege	735.69
Total Taxes	1,855.80
Travel	559.11
Utilities	9,327.94
Total Expense	121,381.54
Net Ordinary Income	-5,893.38
Net Income	-5,893.38

DS
PH

06/29/23

Away Days Brewing LLC
Balance Sheet Standard
As of May 31, 2023

	May 31, '23
ASSETS	
Current Assets	
Checking/Savings	
Cash Holding	16,915.79
Checking 7252	15,166.95
Credit Card Holding	1,588.20
Stripe	-243.02
Total Checking/Savings	33,427.92
Total Current Assets	33,427.92
Fixed Assets	
Auto Purchase	11,665.23
Furniture and Equipment	26,053.17
Leasehold Improvements	111,167.25
Total Fixed Assets	148,885.65
Other Assets	
Purchase of Business	85,000.00
Security Deposit Rental	3,936.00
Total Other Assets	88,936.00
TOTAL ASSETS	271,249.57
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex CC	1,397.74
Total Credit Cards	1,397.74
Other Current Liabilities	
Note Payable	20,000.00
Payroll Liabilities	-6,004.25
Total Other Current Liabili...	13,995.75
Total Current Liabilities	15,393.49

DS
PH

06/29/23

Away Days Brewing LLC
Balance Sheet Standard
As of May 31, 2023

	May 31, '23
Long Term Liabilities	
Cash Tips Paid Out	-92,392.28
Employee Tips Received	93,456.51
Total Long Term Liabilities	1,064.23
Total Liabilities	16,457.72
Equity	
Owner's Equity	396,138.72
PPP Forgiven	13,574.00
Retained Earnings	-149,192.49
Net Income	-5,893.38
Total Equity	254,626.85
TOTAL LIABILITIES & EQUITY	271,084.57

DS
PH

06/29/23

Away Days Brewing LLC
Statement Of Cash Flows
January through May 2023

	Jan - May '23
OPERATING ACTIVITIES	
Net Income	-5,893.38
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Amex CC	1,397.74
Payroll Liabilities	-6,004.25
Net cash provided by Operating Acti...	-10,499.89
INVESTING ACTIVITIES	
Auto Purchase	-1,178.59
Net cash provided by Investing Activi...	-1,178.59
FINANCING ACTIVITIES	
Cash Tips Paid Out	-9,502.32
Employee Tips Received	10,374.63
Owner's Equity:Contributions	9,500.00
Owner's Equity:Draws	-807.00
Owner's Equity:Toffee Club	1,000.00
Net cash provided by Financing Activ...	10,565.31
Net cash increase for period	-1,113.17
Cash at beginning of period	34,541.09
Cash at end of period	33,427.92

DS
PH